Pricing Supplement No. 1092J To product supplement J dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated February 7, 2011; Rule 424(b)(2)
Deutsche Bank AG, London Branch
$2,250,000 Buffered Underlying Securities (BUyS) Linked to a Basket of Commodities due February 12, 2014
General
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Buffered Underlying Securities (BUyS) Linked to a Basket of Commodities due February 12, 2014 (the “BUyS”) are designed for investors who seek a return at maturity linked to the appreciation, if any, of an equally weighted basket of commodities (the “Basket”). The BUyS do not pay coupons or dividends and investors should be willing to lose up to 72.00% of their initial investment if the Basket declines.  Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about February 12, 2014.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The BUyS priced on February 7, 2011 and are expected to settle on February 10, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Basket:	The BUyS are linked to a basket consisting of eight commodities (each, a “Basket Component” and collectively, the “Basket Components”).
Basket Component	Ticker Symbol	Component Weighting	Initial Component Price
Copper	LOCADY <Comdty>	12.50%	$10,145.00
Corn	C 1 <Comdty>	12.50%	$674.75
Palladium	PLDMLNPM Index	12.50%	$820.00
Platinum	PLTMLNPM Index	12.50%	$1,845.00
Silver	SLVRLN Index	12.50%	$2,921.000
Soybeans	S 1 <Comdty>	12.50%	$1,424.50
Sugar	SB1 <Comdty>	12.50%	$32.68
Wheat	W 1 <Comdty>	12.50%	$858.75
Payment at Maturity:
•      If the Final Basket Level is greater than the Initial Basket Level, you will receive a cash payment per $1,000 Face Amount of BUyS that provides you with a return on your investment equal to the Basket Return. Accordingly, your payment at maturity per $1,000 Face Amount of BUyS will be calculated as follows:

$1,000 + ($1,000 x Basket Return)

•      If the Final Basket Level is equal to or less than the Initial Basket Level, and the percentage difference is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 Face Amount.

•      If the Final Basket Level is less than the Initial Basket Level, and the percentage difference is greater than the Buffer Level, you will lose 1% of the Face Amount of your BUyS for every 1% that the absolute value of the Basket Return exceeds the Buffer Level. Accordingly, if the Final Basket Level is less than the Initial Basket Level by an amount (expressed as a percentage) greater than the Buffer Level, your payment at maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + Buffer Level)]

If the Final Basket Level is less than the Initial Basket Level by an amount (expressed as a percentage) greater than the Buffer Level, you could lose up to $720.00 per $1,000 Face Amount of BUyS. Any payment at maturity is subject to the credit of the Issuer.

Basket Return:	The Basket Return, expressed as a percentage, will equal: Final Basket Level – Initial Basket Level Initial Basket Level

 (Key Terms continued on next page)

Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$2,250,000.00	$0.00	$2,250,000.00
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.
The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” in this pricing supplement.

The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,250,000.00	$261.22

Deutsche Bank Securities

February 7, 2011

 (Key Terms continued from previous page)

Initial Basket Level:	100
Final Basket Level:
The Basket closing level will be calculated as follows:
100 x [1+(Copper return x 12.50%) + (Corn return x 12.50%) + (Palladium return x 12.50%)  + (Platinum return x 12.50%) + (Silver return x 12.50%) + (Soybeans return x 12.50%) + (Sugar return x 12.50%) + (Wheat return x 12.50%)]
The return for each Basket Component is the percentage change from the respective Initial Component Price to the respective Final Component Price, calculated as follows:
Final Component Price –  Initial Component Price
Initial Component Price

Initial Component Price:
For each Basket Component, the closing price for such commodity on the Trade Date, as determined by the calculation agent by reference to the Component Price definitions and set forth in the table above under “Basket.”

Final Component Price††:
For each Basket Component, the closing price for such commodity on the Final Valuation Date, as determined by the calculation agent by reference to the Component Price definitions set forth in this pricing supplement under “Component Prices.”

Buffer Level:	28.00%
Trade Date:	February 7, 2011
Final Valuation Date:	February 7, 2014
Maturity Date†††:	February 12, 2014
Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	2515A13R0
ISIN:	US2515A13R08

†† Subject to adjustment for non-trading days and certain Market Disruption Events as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
††† Subject to postponement as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and acceleration as described under “Description of Securities—Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE BUYS

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You should read this pricing supplement together with product supplement J dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these BUyS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement J dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200235/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment Amount on the BUyS at Maturity Assuming a Range of Basket Return?

The table below illustrates the Payment at Maturity per Face Amount of BUyS for a hypothetical range of Basket Return from -100.00% to +100.00% and reflects a Buffer Level of 28.00% and an Initial Basket Level of 100. The following results are based solely on the hypothetical example cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity ($)	Return on BUyS (%)
200	100.00%	$2,000.00	100.0%
175	75.00%	$1,750.00	75.0%
160	60.00%	$1,600.00	60.0%
150	50.00%	$1,500.00	50.0%
140	40.00%	$1,400.00	40.0%
130	30.00%	$1,300.00	30.0%
120	20.00%	$1,200.00	20.0%
110	10.00%	$1,100.00	10.0%
105	5.00%	$1,050.00	5.0%
100	0.00%	$1,000.00	0.0%
95	-5.00%	$1,000.00	0.0%
90	-10.00%	$1,000.00	0.0%
72	-28.00%	$1,000.00	0.0%
70	-30.00%	$ 980.00	-2.0%
60	-40.00%	$ 880.00	-12.0%
50	-50.00%	$ 780.00	-22.0%
40	-60.00%	$ 680.00	-32.0%
25	-75.00%	$ 530.00	-47.0%
0	-100.00%	$ 280.00	-72.0%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to the Final Basket Level of 140. Because the Basket Return of 40% is positive, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + ($1,000.00 x 40.00%) = $1,400.00

Example 2: The level of the Basket does not change from the Initial Basket Level of 100 to the Final Basket Level of 100. Because the Basket Return is 0.00% and the percentage difference between the Initial Basket Level and Final Basket Level is less than the Buffer Level, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of BUyS.

Example 3: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 90. Because the 10.00% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 90 does not exceed the Buffer Level of 28.00%, the investor receives a Payment at Maturity of $1,000.00 per Face Amount of BUyS.

Example 4: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 50.  Because the 50% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 50 exceeds the Buffer Level of 28.00%, the investor receives a Payment at Maturity of $780.00 per Face Amount of BUyS, calculated as follows:

Payment at Maturity = $1,000.00 + [$1,000.00 x (-50.00% + 28.00%)] = $780.00

Selected Purchase Considerations

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UNCAPPED APPRECIATION POTENTIAL — The BUyS provide the opportunity to receive a return at maturity of any appreciation of the Basket.  The BUyS are not subject to any predetermined maximum gain. Because the BUyS are our senior unsecured obligations, any Payment at Maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION AMONG THE BASKET COMPONENTS — The return on the BUyS is linked to value of a weighted basket of commodities, and the BUyS enable you to benefit from the potential increases in the values of the Basket Components.

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LIMITED PROTECTION AGAINST LOSS — Payment at Maturity of the Face Amount of your BUyS is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 28.00% (the Buffer Level), subject to our ability to pay our obligations as they become due. If such percentage decline is more than the Buffer Level of 28.00%, for every 1% decline beyond the Buffer Level, you will lose an amount equal to 1% of the Face Amount of your BUyS. For example, an Index Return of -40.00% will result in a 12% loss of your initial investment.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE BUYS — If a Commodity Hedging Disruption Event (as defined under “Description of Securities – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the BUyS. The amount due and payable per $1,000 Face Amount upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factor entitled “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes, Which May Result in a Hedging Disruption Event and a Loss on Your Investment” in the accompanying product supplement for more information.

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TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the BUyS are uncertain, we believe it is reasonable to treat the BUyS as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, (i) you should not recognize taxable income or loss prior to the maturity of your BUyS, other than pursuant to a sale or exchange, and (ii) your gain or loss on the BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. Individuals who purchase the BUyS should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Index or in any of the components underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL, SUBJECT TO OUR CREDITWORTHINESS — The BUyS do not guarantee any return of your initial investment in excess of $280.00 per $1,000 Face Amount of BUyS. The return on the BUyS at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Basket in excess of the Buffer Level. Accordingly, you could lose up to $720.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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CREDIT OF THE ISSUER — The BUyS are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the BUyS, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the BUyS and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the BUyS.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates may hedge our commodity exposure from the BUyS by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect the prices of the Basket Components and make it less likely that you will receive a positive return on your investment in the BUyS. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the BUyS declines.  We or our affiliates may also engage in trading in instruments linked to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the BUyS.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the BUyS.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE VALUE OF THE BUYS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ISSUE PRICE — While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your BUyS, the Issue Price of the BUyS includes the agents’ commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates.  Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. Therefore, the value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the Issue Price.  The inclusion of commissions and hedging costs in the Issue Price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. The BUyS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your BUyS to maturity.

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THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

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CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — Price movements in the Basket Components may not correlate with each other. At a time when the prices of some of the Basket Components increase, the prices of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the price of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the prices of the other Basket Components.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE BUYS ARE LINKED OR THE VALUE OF THE BUYS — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the BUyS and the Index to which the BUyS are linked.

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OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS — We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET COMPONENTS AND RELATED FUTURES MARKETS COULD ADVERSELY AFFECT THE PRICE OF THE BUYS – The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Basket Components and, therefore, the value of the BUyS.

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THE MARKETS FOR THE BASKET COMPONENTS SUFFER FROM SYSTEMIC RISKS — Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Agriculture prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs. In addition, there are many risks specific to the individual Basket Components.

Copper: The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for copper is significantly influenced by the level of global industrial economic activity.  Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors.  In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development.  An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.  There are substitutes for copper in various applications.  Their availability and price will also affect demand for copper.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries.  The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters.  In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Corn: The price of corn is primarily affected by the global demand for, and supply of, corn.  The demand for corn is in part linked to the development of industrial and energy uses for corn. This includes the use of corn in the production of ethanol.  The demand for corn is also affected by the production and profitability of the pork and poultry sectors, which use corn for feed.  Negative developments in those industries may lessen the demand for corn.  For example, if avian flu were to have a negative effect on world poultry markets, the demand for corn might decrease.  The supply of corn is dependent on many factors including weather patterns, government regulation, the price of fuel and fertilizers and the current and previous price of corn.  The United States is the world’s largest supplier of corn, followed by China and Brazil.  The supply of corn is particularly sensitive to weather patterns in the United States and China.  In addition, technological advances could lead to increases in worldwide production of corn and corresponding decreases in the price of corn.

Palladium: The price of palladium has fluctuated widely over the past several years. Because the palladium supply is both limited and concentrated, any disruptions in the palladium supply tend to have an exaggerated effect on the price of palladium. Key factors that may influence prices are the policies and production and cost levels in the most important palladium-producing countries, in particular, Russia, South Africa and Canada (which together account for over 80% of production), the size and availability of the Russian palladium stockpiles, global supply and demand as well as the economic situation of the main consuming countries. The possibility of large-scale distress sales of palladium in times of crises may also have a short-term negative impact on the price of palladium and may adversely affect the value of the BUyS. For example, the 2008 financial crisis resulted in significantly depressed prices of palladium largely due to forced sales and deleveraging from institutional investors such as hedge funds and pension funds. Crises in the future may impair palladium’s price performance which may, in turn, have an adverse effect on the value of the BUyS. palladium is used in a variety of industries, in particular the automotive industry. Demand for palladium from the automotive industry, which uses palladium as a catalytic converter, accounts for more than 50% of the industrial use of palladium, and a renewed decline in the global automotive industry may impact the price of palladium and affect the value of the BUyS. Palladium is also used in the electronics, dental and jewelry industries.

Platinum: The price of platinum is primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Silver: The price of silver is primarily affected by global demand for and supply of silver.  Silver prices can fluctuate widely and may be affected by numerous factors.  These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.  The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities.  The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals.  In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities.  From time-to-time, above-ground inventories of silver may also influence the market.  The major end uses for silver include industrial applications, photography and jewelry and silverware.  It is not possible to predict the aggregate effect of all or any combination of these factors.

Soybeans: The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for soybeans is in part linked to the development of agricultural, industrial and energy uses for soybeans.  This includes the use of soybeans for the production of animal feed, vegetable oil, edible soybean oil and biodiesel all of which may have a major impact on worldwide demand for soybeans. In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally.  Extrinsic factors also affect soybean prices such as crop yields, natural disasters, pestilence, wars and political and civil upheavals. In addition, substitution of other commodities for soybeans could also impact the price of soybeans. The supply of soybeans is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of soybeans.  In addition, technological advances and scientific developments could lead to increases in worldwide production of soybeans and corresponding decreases in the price of soybeans.  The United States, Argentina and Brazil are the three largest suppliers of soybean crops.

Sugar: Global prices for sugar are primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates.  Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol.  Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol.  The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption.  Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar.  Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Wheat: The price of wheat is primarily affected by the global demand for and supply of wheat, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for wheat is in part linked to the development of agricultural, industrial and energy uses for wheat including the use of wheat for the production of animal feed and bioethanol which may have a major impact on worldwide demand for wheat.  In addition, prices for wheat are affected by governmental and intergovernmental programs and policies regarding trade, agriculture, and energy and fiscal and monetary issues, more generally.  Human consumption and alternative uses for wheat and other grains in manufacturing and other industries may also affect the price of wheat.  Wheat prices may also be influenced by or dependant on subsidies, tariffs, retail prices, social trends, lifestyle changes and market power.  Extrinsic factors also affect grain prices such as natural disasters, pestilence, wars and political and civil upheavals.  Substitution of other commodities for wheat could also impact the price of wheat.  The supply of wheat is particularly sensitive to weather patterns such as floods, drought and freezing conditions, planting decisions, the price of fuel, seeds and fertilizers and the current and previous price of wheat.  In addition, technological advances and scientific developments could lead to increases in worldwide production of wheat and corresponding decreases in the price of wheat.  China, India and the United States are the three largest suppliers of wheat crops.

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COMMODITY PRICES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Basket Components may be produced in emerging market countries that are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability is likely to adversely impact the level of the Basket and, consequently, the return on your investment.

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IF THE LIQUIDITY OF THE BASKET COMPONENTS IS LIMITED, THE VALUE OF THE BUYS WOULD LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the relevant Final Valuation Date would likely have an adverse effect on the prices of the Basket Components and, therefore, on the return on your BUyS. Limited liquidity relating to the Basket Components may also result in the calculation agent being unable to determine the Basket Return using its normal means. Any resulting discretion by the calculation agent in determining the Final Component Prices could adversely affect the value of the BUyS.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of certain Basket Components are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market that operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer prices of certain Basket Components could be adversely affected, which will have an adverse effect on the Redemption Amount.

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THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON PLATINUM AND PALLADIUM MARKET — Platinum and palladium are traded on the London Platinum and Palladium Market, which we refer to as the LPPM. The prices of these Basket Components will be determined by reference to the fixing prices reported by the LPPM. The LPPM is a self−regulatory association of bullion market participants. Although all market−making members of the LPPM are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LPPM itself is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of these Basket Components may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to over−the−counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM, which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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AN INVESTMENT IN THE BUYS MAY BE SUBJECT TO RISKS ASSOCIATED WITH THE LONDON BULLION MARKET ASSOCIATION—The BUyS are linked in part to silver that is traded on the London Bullion Market Association (the “LBMA”).  The closing prices of silver will be determined by reference to fixing prices reported by the LBMA.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold and Silver may be adversely affected.  The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

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INVESTING IN THE BUYS IS NOT EQUIVALENT TO INVESTING DIRECTLY IN ANY OF THE BASKET COMPONENTS OR IN FUTURES CONTRACTS OR FORWARD CONTRACTS ON THE BASKET COMPONENTS — The Payment at Maturity on the BUyS is based on the Basket Return.  Your Payment at Maturity may be less than you would received had you invested directly in any of the Basket Components or in futures contracts or forward contracts on the Basket Components.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — We expect that, generally, the prices of the Basket Components will affect the value of the BUyS more than any other single factor.  However, the value of the BUyS will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Components;

•	the time remaining to maturity of the BUyS;

•	interest and yield rates in the market generally;

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a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that may affect the commodities markets generally and that may affect the prices of the Basket Components, and thus the Final Basket Level;

•	the market price of any Basket Component or the exchange-traded futures contracts on any Basket Component;

•	supply and demand for the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Basket;

•	You are willing to invest in the BUyS based on the Buffer Level;

•	You are willing to lose up to 72.00% of your initial investment, subject to our creditworthiness;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk; and

•	You do not seek current income from this investment.

The BUyS may not be suitable for you if:

•	You do not seek an investment with exposure to the Basket;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You seek an investment that is protected against the loss of your initial investment beyond the Buffer Level;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

Component Prices

The Component Price for copper on each date of calculation will be the official U.S. dollar cash settlement price of copper (expressed in dollars per metric ton) quoted by the LME and displayed on Bloomberg under the symbol “LOCADY <Comdty>.”  The official U.S. dollar cash settlement price of Copper is determined by reference to the LME’s “Copper—Grade A Contract.”

The Component Price for corn on each date of calculation will be the official U.S. dollar settlement price of corn (expressed in cents per bushel) for the first nearby month futures contract for #2 Yellow Corn, quoted by the CBOT and displayed on Bloomberg under the symbol “C 1” <Comdty>, provided that if such date falls within the notice period for delivery of corn under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT), then the second nearby month futures contract (Bloomberg Ticker: “C 2” <Comdty>) on such trading day.

The Component Price for palladium on each date of calculation will be the afternoon fixing level per troy ounce gross of palladium for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol “PLDMLNPM Index.”

The Component Price for platinum on each date of calculation will be the afternoon fixing level per troy ounce gross of platinum for delivery in Zurich through a member of the LPPM authorized to effect such delivery, stated in U.S. dollars, as calculated by the LPPM and displayed on Bloomberg under the symbol “PLTMLNPM Index.”

The Component Price for silver on each date of calculation will be the official fixing level in U.S. dollars per troy ounce (expressed in cents) as determined by the market making members of the LBMA at 12:00 p.m. each business day and quoted by the LBMA and displayed on Bloomberg under the symbol “SLVRLN Index.”

The Component Price for soybeans on each date of calculation will be the official U.S. dollar settlement price (expressed in cents per bushel) for the first nearby month futures contract for deliverable grade soybeans as quoted by the CBOT and displayed on Bloomberg under the symbol “S 1” <Comdty>, provided that if such date falls within the notice period for delivery of soybeans under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: “S 2” <Comdty>) on such trading day.

The Component Price for sugar on each date of calculation will be the official U.S. dollar settlement price (expressed in cents per pound) for the first nearby month futures contract for deliverable grade cane sugar, quoted by ICE Futures U.S. and displayed on Bloomberg under the symbol “SB1” <Comdty>, provided that if such date falls within the notice period for delivery of sugar under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of ICE Futures U.S.), then the second nearby month futures contract (Bloomberg Ticker: “SB2” <Comdty>) on such trading day.

The Component Price for wheat on each date of calculation will be the official settlement price (expressed in cents per bushel) for the first nearby month futures contract for deliverable grade wheat as quoted by the CBOT and displayed on Bloomberg under the symbol “W 1” <Comdty>, provided that if such date falls within the notice period for delivery of wheat under such futures contract or on the last trading day of such futures contract (all pursuant to the rules of the CBOT) then the second nearby month futures contract (Bloomberg Ticker: “W 2” <Comdty>) on such trading day.

Historical Information

The following graphs set forth the historical performance of the Basket Components based on the daily closing prices from August 1, 2007 through February 7, 2011.  We obtained the closing prices below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical prices of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the Final Basket Level. We cannot give you assurance that the performance of Basket Components will result in the return of your initial investment in excess of the Buffer Level.

The closing price of copper on February 7, 2011 was $10,145.00.

The closing price of corn on February 7, 2011 was $674.75.

The closing price of palladium on February 7, 2011 was $820.00.

The closing price of platinum on February 7, 2011 was $1,845.00.

The closing price of silver on February 7, 2011 was $2,921.000.

The closing price of soybeans on February 7, 2011 was $1,424.50.

The closing price of sugar on February 7, 2011 was $32.68.

The closing price of wheat on February 7, 2011 was $858.75.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a selling concession in connection with the sale of the BUyS. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority (FINRA), DBSI may not make sales in offerings of the BUyS to any of its discretionary accounts without the prior written approval of the customer.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.